

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2014

<u>Via E-mail</u>
Jordan Starkman
President and Secretary
Rimrock Gold Corp.
3651 Lindell Rd. Suite #D155
Las Vegas, NV 89103

> **Re:** **Rimrock Gold Corp.**
> **Amendment No. 2 to Form 8-K**
> **Filed June 10, 2014**
> **File No. 333-149552**

Dear Mr. Starkman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review, page 3</u>

1. Please revise your disclosure in the first paragraph to state the date you concluded that the financial statements could no longer be relied upon. Please refer to Item 4.02(a)(1) of Form 8-K.

2. We note your disclosure in the third paragraph that the annual report for the year ended August 31, 2013 is the only reporting period impacted by the restatement. However, it appears that your financial statements for the fiscal year ended August 31, 2012 were also restated. Therefore, please revise your disclosure to clarify the financial statements and years or periods that should no longer be relied upon. Please refer to Item 4.02(a)(1) of Form 8-K.

3. We note your disclosure in the last paragraph on page 13 that the company discussed the matters disclosed in the filing with its independent registered public accounting firm. Please

revise your disclosure to state whether the audit committee or the board of directors in the absence of an audit committee, or authorized officer or officers discussed the matters disclosed in the filing with your independent accountant. Please refer to Item 4.02(a)(3) of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 if you have questions regarding our comments or any other questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief